May 8, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TOA Holdings, Inc.

Response to Staff Letter April 29, 2014

Form S-1/A

Filed April 14, 2014

File No. 333-192388

To the men and women of the SEC:

On behalf of TOA Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 29, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on April 14, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Certain Relationships and Related Transactions, page 27

1. Although we note your response to prior comment 1, your use of the term “trade receivables” remains unclear. We further note that your response to prior comment 2 indicates that the payment of $37,646 to Mr. Abe was related to trade payables and expenses. Please revise your disclosure to clarify your use of the term “trade receivables” and, if true, that the payment to Mr. Abe was for trade payables and expenses rather than “trade receivables.” In that regard, we note that a trade receivable is a receivable due to you from customers.

COMPANY RESPONSE

The previous has been amended on page 27. It now reads: “At December 31, 2013 the company made advances to a related party in the amount of $37,646 to its sole officer and director. The advances have no terms and are treated as demand loans and its purpose is payment for trade payables and expenses. The Company also repaid $28,319 and borrowed $4,205 from its sole office and director for expenses he paid on behalf of the Company.”

2. Your revised disclosure reflects that as of April 22, 2014, you had “completed the payment for trade receivables and had no advance payment.” As this disclosure was as of a future date to the filing of your registration statement on April 14, 2014, please confirm that such disclosure is correct.

COMPANY RESPONSE

We confirm that this disclosure is correct.

Exhibits 23.1 and 23.2

3. With respect to prior comment 3, we note the date of your consents is March 26, 2014. Please file currently dated consents with the next amendment to your registration statement. Refer to Item 601(23) of Regulation S-K.note the date of your consents is March 26, 2014. Please monitor the need to file currently dated consents with each amendment to your registration statement. Refer to Item 601(23) of Regulation S-K.

COMPANY RESPONSE

We have included with this amendment the updated consents.

ADDITIONAL CORRECTIONS NOT RELATING TO COMMENTS

We have amended the registration statement on page 5 with the removal of the following: “...with the exception of Mr. Hajime Abe whose initial responsibility is to first sell all of the shares offered on behalf of the company before he sells his own personal shares.”

On page 5 it was also added that, “Mr. Abe will be able to sell his shares at any time during the duration of this offering.”

Note: The reason we have decided to remove this provision is so that Mr. Abe can sell his shares at any time. This would allow his shares to be deposited with a broker-dealer in the US that may be necessary in order to maintain an adequate amount of stock on hand for market maker to ensure an orderly market in the shares of our common stock and to meet the necessary requirements pursuant to Depository Trust Corporation, (DTC) eligibility.

On page 21 “Plan of Distribution” it has also been amended to read: “Mr. Abe will be able to sell his shares at any time during the duration of the offering.”

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:May 8, 2014

/s/ Hajime Abe

President & CEO